

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Wyndham Worldwide Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-32876**

Dear Mr. Conforti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Shareholder Voting for Election of Directors, page 16

1.   We note your response to comment 2 of our letter dated June 8, 2010. Please revise your proposed disclosure to focus it on the specific experience, qualifications, attributes or skills that *led to the conclusion* that the person should serve as a director rather than simply stating the attributes of each director or director nominee. In other words, specifically state why each person was selected to be a member of your board of directors. Please see Item 401(e)(1) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel